PROFIT FUNDS INVESTMENT TRUST
__________________________________________________________________________________________________________________________________________________________

February 1, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Profit Funds Investment Trust (the “Trust”)
File Nos. 811-07677 and 333-06849
Response to Commission’s Comments on Post-Effective Amendment No. 17 on Form N-1A

Ladies and Gentlemen:

Mr. Briccio Barrientos of the Commission staff contacted us to provide comments on Post-Effective Amendment No. 17 to the Trust’s registration statement on Form N-1A, which was filed with the Commission on December 1, 2009.  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

1.
Comment:   Under the heading "Investment Objective," remove the text in the first sentence after the word “liquidity”.  Make this same change to the disclosure of the Fund’s investment objective found on page 7 of the prospectus.

Response: The requested changes have been made. The “Investment Objective” is now stated in both places as follows:

“The Profit Fund (the “Fund”) seeks to provide investors with a high long-term total return, consistent with the preservation of capital and maintenance of liquidity.”

2.	Comment: Under the heading "Fees and Expenses of the Fund”," insert “Maximum” in front of each type of fee listed except for “Redemption Fee”.

Response: The word “Maximum” has been added in the appropriate places.

3.
Comment:   Under the heading “Fees and Expenses of the Fund,” revise the “Redemption Fee” line by removing “(as a percentage of the amount redeemed)” and replace it with “(wire redemption)”.  Also, remove “None(1)” and replace with “$15”.  In addition, remove the footnote discussing the wire redemption fee.

Response: The requested changes have been made.

4.
Comment:   In the “Annual Fund Operating Expenses” table remove footnotes 3 and 4.  Also, revise the line “Net Annual Fund Operating Expenses” to read as “Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursements”.

Response: The requested changes have been made.

5.	Comment: Renumber the remaining footnotes listed underneath the table “Annual Fund Operating Expenses”.

Response: The requested change has been made.

6.
Comment:   Disclosure must be added to the footnote that describes the fee waiver arrangement between the adviser and the fund and, in particular, disclose who may terminate the fee waiver arrangement, if anyone, and under what circumstances such termination can occur.

Response: Disclosure has been added that states the fee waiver arrangement terminates if the Management Agreement is terminated.

7.
Comment:  Add language to the first sentence of the section “Principal Investment Strategies” that explains the type of common stocks the Fund will typically invest in.  Make this same change to the disclosure on page 7 where the Fund’s investment strategies are discussed as well.

Response: The sentence has been revised in both places as follows.

“Normally, the Fund will invest at least 65% of its total assets in the common stocks of established, larger capitalization companies (that is, companies having a market capitalization exceeding $10 billion).

8.	Comment: Remove the second sentence from the description of “Style Risk” in the “Principal Risks” section. Also, make the same change in the section “Related Risks”.

Response: The sentence has been removed from both sections.

9.	Comment: Remove the following disclosure from underneath the bar chart – “The impact of taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

Response: The disclosure has been removed.

10.	Comment: Remove the first sentence from the disclosure under the heading “Average Annual Returns for Periods Ended December 31, 2009”.

Response: The disclosure has been removed.

11.	Comment: Remove the footnote describing the S&P 500 Index from the average annual returns table.

Response: The footnote has been removed.

12.	Comment: In the “Purchase and Sale of Fund Shares” section, add “Purchase or Redemption” to the sub-heading “To Place Orders”.

Response: The sub-heading now reads as follows:

“To Place Purchase or Redemption Orders”

13.	Comment: In the “Purchase and Sale of Fund Shares” section, remove the second sentence and the last sentence from the sub-section “General Information”.

Response: The disclosure has been removed.

14.	Comment: Revise the “Tax Information” section to read “The Fund intends to make distributions which are generally taxed as ordinary income or capital gains”.

Response: The requested change has been made.

15.	Comment: Add disclosure to the “Tax Information” section that clarifies an investor will still have to pay taxes at some point in time even if they invest through a tax-deferred account.

Response: We removed the reference to investing through tax-deferred arrangements.

16.
Comment:   In the “Fund Details” section, explain what is meant by “total return” in the sub-section “Investment Objective”.  Also add disclosure to this sub-section that explains the investment objective may be changed without shareholder approval.

Response: We have revised the sub-section “Investment Objective” to read as follows:

“The Profit Fund (the “Fund”) seeks to provide investors with a high long-term total return, consistent with the preservation of capital and maintenance of liquidity.  Total return represents any capital appreciation and/or income received from the Fund’s investments.  Dividend income is only an incidental consideration of the Fund’s investment objective.  The Fund’s investment objective may be changed without shareholder approval, but only after shareholders have been notified.”

17.
Comment:   Under the section “Management of the Fund,” indicate the relevant period end for the shareholder report that includes a discussion regarding the basis for the board of trustees approving any investment advisory contract of the Fund.

Response:   We have added disclosure stating that the discussion of the board's most recent continuance of the investment advisory contract will be included in the Fund's semiannual report for the period ended March 31, 2010.

STATEMENT OF ADDITIONAL INFORMATION

18.	Comment: With regard to the section "Disclosure of Portfolio Holdings," identify the lag time for each service provider listed in the table on page 22 of statement of additional information.

Response: The table has been revised as follows.

Type of Service Provider	Frequency of Access to Portfolio Information	Restrictions on Use

Adviser	Daily with no lag time	Contractual and Ethical
Administrator and Distributor	Daily with no lag time	Contractual and Ethical
Custodian	Daily with no lag time	Contractual and Ethical
Auditor	During annual audit. There is no lag time from the date of the fiscal year end (September 30)	Ethical
Legal counsel
Regulatory filings, board meetings, and if a legal issue regarding the portfolio requires counsel’s review.  Legal counsel can request a copy of the portfolio at any time and, in such situations, there would be no lag time from the date of such request.
Ethical
Printers/Typesetters
Twice per year – during the preparation and printing of semi-annual
(March 31) and annual reports (September 30).  There is no lag time with regards to the typesetter receiving the Fund’s portfolio.  The printer will not receive the portfolio for at least 30 days following the relevant period end.
No formal restrictions in place.
Broker/dealers through which Fund purchases and sells portfolio securities	Daily access to the relevant purchase and/or sale activity – no broker/dealer has access to the Fund’s entire portfolio	Contractual and Ethical

GENERAL

19.	Comment: Include a "Tandy" representation with respect to the Commission staff’s comments on the Trust's filing.

Response: The Trust acknowledges that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_______________________________________________________________________________________________________________________________________

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary